

GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

19,215,074 shares issued and outstanding

Ref.: File no. 82-4025

January 20, 2010

New Gold Discovery: Globex Acquires Large Nova Scotia Land Package

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that we have acquired 189 claims by staking in Lunenburg County, Nova Scotia.

The claims were staked as a result of the discovery of a series of large angular quartz veined boulders which assayed **13.9 g/t Au, 5.73 g/t Au and 3.05 g/t Au** in grab samples.

Based upon a limited amount of reconnaissance mapping, it was decided that a thin layer of overburden near the boulders should be stripped. The stripping revealed a silicified and quartz impregnated horizon possibly 6 meters in width with disseminated blebs and veinlets of arsenopyrite and disseminated pyrite throughout. Approximately 7 meters away, another more narrow quartz bearing horizon was revealed.

Thirteen (13) in situ grab samples were taken across the larger mineralized horizon **(6 meters)** with the following assay results.

Sample's Number	Au (g/t)	Sample's Number	Au (g/t)
284788	134 ppb	284795	**1.30**
284789	**3.77**	284796	227 ppb
284790	**2.81**	284797	**3.57**
284791	**5.97**	284798	**1.30**
284792	**3.74**	284799	**1.75**
284793	**1.41**	284800	**1.43**
284794	**6.34**		

Grab samples are selective by nature and are unlikely to be representative of average grades. Although, in this case, due to the nature of the occurrence, the grab samples were not selective.

Based upon the geological environment and assay results, it was decided to acquire the entire package of rock units that contain the gold showing. This has resulted in our acquiring 189 claims covering an area of 3,058 hectares (7,556 acres).

One grab sample was also taken from the narrower quartz bearing horizon which assayed **4.87 g/t Au** and a grab sample, several meters away in a different rock unit assayed **1.34 g/t Au.**





All in all, we are quite excited by this new find which, although in the Meguma formation, is different than the typical Meguma gold deposit in that the mineralized gold bearing zone is a wide quartz breccia within a silicified quartzite rather than an individual quartz vein with coarse gold. Although the initial trenching has produced significant gold values over a wide width, we are not convinced that this is the source of the higher grade, large, angular gold bearing boulders that created our initial interest in this area. Much more work is clearly warranted.

Delivery and Sample Preparation

All samples were delivered to Expert Laboratories Inc., located at 127 Boulevard Industriel, Rouyn-Noranda, Quebec. The laboratory conducted all aspects of the sample preparation. Samples were dried and crushed to pass a -100 mesh screen. A 300-gram subsample was taken for pulverization to a nominal -200 mesh with the remaining crushed rejects being retained.

Gold Assaying

A 29.166-gram sub-sample of this pulp (1 assay-ton) was taken and was fused following the standard procedures used in a fire assay method. The gold content of all samples was determined using Atomic Absorption Spectroscopy (Method Code: Au FA-GEO, lower detection limit 5 ppb). Any samples found to contain greater than 1 g/t Au were subjected to a re-assay, whereby the gold content was determined using a gravimetric fire assay method.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements



GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

19,215,074 shares issued and outstanding

PRESS RELEASE

Ref.: File no. 82-4025

RECEIVED

January 26, 2010

Globex's Nordeau Option Property – Plato Drill Results

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that Plato Gold Corp. (PGC-V) issued a press release today regarding the Nordeau East and Bateman properties optioned with the Nordeau West property from Globex.

The press release gives drill results including the following:

Hole No.	Intersection Width (m)	Au (g/t)
NE 09-01	2.10	13.34
	6.50	12.28
NE 09-02	5.60	9.11
NE 09-04	2.20	2.72
NE 09-06	1.70	1.56
	1.10	2.04
NE 09-08	2.00	3.70
	1.00	2.63

Please refer to the Plato press release for further details, including a NI 43-101 compliant inferred resource on the Nordeau West Zone and the historical non NI 43-101 compliant resource on the Nordeau East Zone.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com